EXHIBIT 12(a)
WELLS FARGO & COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Year ended December 31,
($ in millions)	2016	2015	2014	2013	2012
Earnings including interest on deposits (1):
Income before income tax expense	$32,120	33,641	33,915	32,629	28,471
Less: Net income from noncontrolling interests	107	382	551	346	471
Income before income tax expense and after noncontrolling interests	32,013	33,259	33,364	32,283	28,000
Fixed charges	6,325	4,378	4,415	4,673	5,511
	$38,338	37,637	37,779	36,956	33,511

Fixed charges (1):
Interest expense	$5,909	3,976	4,025	4,289	5,161
Estimated interest component of net rental expense	416	402	390	384	350
	$6,325	4,378	4,415	4,673	5,511

Ratio of earnings to fixed charges (2)	6.06	8.60	8.56	7.91	6.08

Earnings excluding interest on deposits:
Income before income tax expense and after noncontrolling interests	$32,013	33,259	33,364	32,283	28,000
Fixed charges	4,930	3,415	3,319	3,336	3,784
	$36,943	36,674	36,683	35,619	31,784

Fixed charges:
Interest expense	$5,909	3,976	4,025	4,289	5,161
Less: Interest on deposits	1,395	963	1,096	1,337	1,727
Estimated interest component of net rental expense	416	402	390	384	350
	$4,930	3,415	3,319	3,336	3,784

Ratio of earnings to fixed charges (2)	7.49	10.74	11.05	10.68	8.40

(1)	As defined in Item 503(d) of Regulation S-K.

(2)
These computations are included herein in compliance with Securities and Exchange Commission regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of the Company because of two factors. First, even if there was no change in net income, the ratios would decline with an increase in the proportion of income which is tax-exempt or, conversely, they would increase with a decrease in the proportion of income which is tax-exempt. Second, even if there was no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.